

Earthmoving equipment solutions



10015236

12 February 2010

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2010 FEB 24 A 10:57

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 12 February 2010 – Request for Trading Halt*
2. *Market Announcement – 12 February 2010 – Trading Halt*
3. *Market Announcement – 12 February 2010 – Review of Operations*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

dlw 2/24


RENTAL | SALES | PARTS | ASSET MANAGEMENT

PFAX201

Exemption File No. 82-35011



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	12-Feb-2010
Time	10:59:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Request for Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.


Emeco

Earthmoving equipment solutions

12 February 2010

Ms Jill Hewitt
Australian Stock Exchange Ltd

By fax to 9221 2020

Emeco Holdings Ltd (ASX code EHL) – request for a trading halt

I refer to our earlier discussion and confirm my request on behalf of Emeco Holdings Ltd for a trading halt in respect of the company's ordinary shares pending the release to the market of an announcement regarding updated profit guidance and the results of a review of the company's operations.

The company will release an announcement to the market this morning and requests that the trading halt be lifted as soon as possible after its release.

I am not aware of any reason why the trading halt should not be granted.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

Exemption File No. 82-35011



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	12-Feb-2010
Time	10:19:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Exemption File No. 82-35011


ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

12 February 2010

Emeco Holdings Limited

TRADING HALT

The securities of Emeco Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 16 February 2010 or when the announcement is released to the market.

Security Code: EHL

Jill Hewitt
Adviser Issuers (Perth)

PFAX201

Exemption File No. 82-35011



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	12-Feb-2010
Time	11:15:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Review of operations

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Exemption File No. 82-35011


Emeco

Earthmoving equipment solutions

Market release
12 February 2010

REVIEW OF OPERATIONS

Emeco Chief Executive, Keith Gordon announced today the results of a broad ranging review of the company's operations completed since he joined the company in December 2009.

The key outcomes of the review are:

- An expected impairment charge of $14 – 15 million after tax on the carrying value of the global rental fleet and sales and parts inventories to be taken in 1H10. NPAT pre significant items for 1H10 is expected to be $13.5 million in line with previous guidance
- A decision to exit Emeco's European operations. This is expected to result in a restructuring charge of up to $9.5 million to be taken in 2H10
- A decision to significantly downscale its US presence and to consolidate the remaining assets there with its Canadian business which will lead to a restructuring charge of up to $20.0 million to be taken in 2H10
- An update of full year guidance. Management expects operating net profit after tax for the full year FY10 to be in the range of $40 - $44 million pre significant items
- The outlook for Emeco remains positive with increasing equipment utilisation and successful deployment of the large truck fleet acquired in 2009

Further work is under way on the future strategic direction for Emeco. However it is not expected to give rise to further restructuring or impairment charges.

EXPECTED RESULTS FOR 6 MONTHS TO DECEMBER 2009

Emeco expects to report operating net profit after tax for 1H10 before significant items of approximately $13.5 million which is broadly in line with previous guidance. Mr Gordon said "the operating environment in the first half has been challenging but we are seeing strong signs of recovery in our market. Although a number of new mining projects that will provide revenue for Emeco have incurred short term delays, momentum has been building towards the end of the half."

Following a review of the carrying value of its global rental fleet, sales and parts inventories at 31 December 2009, the Company also expects to announce impairment charges of $14 - $15 million after tax. These charges relate largely to the civil equipment fleet in Canada and the USA and to Australian Sales and Parts inventories. Net tangible assets per share, adjusting for the full impact of the expected significant items, as at 31 December 2009 is expected to be $0.71 per share subject to finalisation of audited accounts.


RENTAL | SALES | PARTS | ASSET MANAGEMENT

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com


Emeco

Further detail in relation to the composition of the significant items will be detailed at Emeco's half year result presentation on 24 February 2010.

EUROPEAN OPERATIONS

In August 2009 Emeco announced that it was in the process of downsizing its European operations. Following continued underperformance, Emeco has now decided to exit this business. This decision has been taken after determining that the European operations were unlikely to meet the company's required rate of return in the foreseeable future and a presence in Europe offered no material advantage in terms of Emeco's international procurement activities. The closure of the European business will result in restructuring charges of up to A$9.5 million being incurred in the second half of FY10. These charges primarily relate to lease termination costs and employee redundancy entitlements. It is anticipated that the closure of the business will be completed prior to 30 June 2010.

NORTH AMERICAN OPERATIONS

Following a comprehensive review of its North American operations, Emeco will consolidate its USA and Canadian operations into a single North American business unit. Ian Testrow, previously President of Emeco Canada, has been appointed President of Emeco North America and he will continue to be based in Edmonton, Canada.

The current headquarters of Emeco's USA business in Houston Texas will be closed.

Emeco will also cease to operate from its facility in London Kentucky. Managing Director Keith Gordon said "the fundamentals of the Appalachian coal market do not support an ongoing presence by Emeco in this region. The long term outlook is for a steady decline in coal production in the region and customer support for the rental model is unlikely to be sustainable in the medium term. Rental and sales fleet located in Kentucky will either be sold or relocated to Canada if it can be employed productively in that business".

Restructuring charges of up to A$20.0 million will be incurred in the USA business in the second half of FY10 and the restructure will be completed by 30 June 2010.

Mr Gordon said "Emeco remains committed to pursuing profitable growth in North America which we see being achieved by complementing our presence in the Canadian oil sands with customer led projects in other geographies. While we continue to see opportunity in the US, we will only pursue these markets where we are confident that a low cost business model can be applied to deliver value".

EARNINGS GUIDANCE AND OUTLOOK

Notwithstanding reduced profit expectations for FY10, operating conditions remain reasonable with Western Australia and Queensland in particular continuing to evidence a sustained recovery. Utilisation





continues to improve across all geographies, with asset utilisation across the group by value currently at 77%.

Mr Gordon said "Our full year NPAT guidance of $40 - $44 million prior to restructuring and impairment charges reflects a slower than expected ramp up of activity, particularly in the Australian market in recent months where a number of mining projects have incurred delays of several months."

"Nevertheless, the early benefits of the investment in three fleets of large mining trucks in 2009 are starting to flow through and we have seen steady improvement in fleet utilisation over the past few months."

"We have dealt with our underperforming businesses and now our remaining businesses in Australia, Indonesia and North America provide Emeco with a strong platform for growth as the market recovers. Management's attention will now turn to running our businesses well and completing our strategic planning which will be focused on delivering satisfactory returns to shareholders over the long term."

Further enquiries should be directed to:

Mr Keith Gordon
Managing Director & CEO
+61 8 9420 0222

Mr Stephen Gobby
Chief Financial Officer
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

